Focus Impact Acquisition Corp.
250 Park Avenue, Ste. 911
New York, NY, 10177

October 25, 2021
VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Cara Wirth

Re:	Focus Impact Acquisition Corp. Registration Statement on Form S-1 File No. 333-255448

Ms. Wirth:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Focus Impact Acquisition Corp. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on October 27, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Peter S. Seligson at (212) 446-4756 of Kirkland & Ellis LLP as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Carl Stanton
Carl Stanton
Chief Executive Officer